SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                              FORM 12b-25
                      NOTIFICATION OF LATE FILING
                             (Check One):

     [  ]  Form 10-K    [  ]  Form 20-F    [  ]  Form 11-K    [X]  Form 10-Q
           [  ]  Form N-SAR
     For Period Ended: September 30, 1995
     [  ]  Transition Report on Form 10-K
     [  ]  Transition Report on Form 20-F
     [  ]  Transition Report on Form 11-K
     [  ]  Transition Report on Form 10-Q
     [  ]  Transition Report on Form N-SAR
     For the Transition Period Ended:____________________________

               ________________________________________

     Read Attached Instruction Sheet Before Preparing Form.  Please Print or
Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
               ________________________________________

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I -- Registrant Information
               ________________________________________

Full Name of registrant:              ADDINGTON RESOURCES, INC.
Former Name if Applicable:
Address of Principal Executive
   Office (Street and Number):        771 Corporate Drive
City, State and Zip Code:             Lexington, Kentucky 40503
               ________________________________________

Part II -- Rules 12b-25(b) and (c)
               ________________________________________

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12(b)-25(b) [Paragraph 23, 047], the following should be completed. (Check appropriate box).

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
               ________________________________________




Part III -- Narrative

               ________________________________________

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     As previously reported, on November 2, 1995, the registrant completed the sale of its coal mining, mining technology and citrus operations to Larry Addington, Bruce Addington and Robert Addington. In addition, as previously reported, the registrant expects to consummate the sale of its wholly-owned subsidiary Addwest Minerals, Inc., which conducts the registrant's gold and industrial minerals operations, to a private Canadian business group in the near future. These transactions will result in all of the registrant's non-environmental operations being reported as discontinued operations.
               ________________________________________

Part IV -- Other Information
               ________________________________________

     (1) Name and telephone number of person to contact in regard to this notification:

     R. Douglas Striebel         (606) 223-3824
          (Name)                 (Area Code)  (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d)
of the Securities Exchange act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                       [X] Yes   [  ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                       [X] Yes   [  ] No
     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     In addition to the discontinued operations accounting reflected above, the registrant expects that, as a result of the sales to the Addington family and the Canadian business group, the Form 10-Q for the quarter ended September 30, 1995 will reflect an after-tax loss in such quarter of at least $24,000,000.

                       ADDINGTON RESOURCES, INC.
             (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    November 14, 1995            By: /s/ R. Douglas Striebel
                                         R. Douglas Striebel
                                         Chief Financial Officer